Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 22, 2013

Registration No. 333-183313

TERM SHEET

Issuer:	EnteroMedics Inc.

NASDAQ Capital Market Symbol:	ETRM

Securities offered by EnteroMedics:	13,770,000 shares of our common stock together with warrants to purchase 5,508,000 shares of our common stock

Description of the warrants:	The warrants are exercisable at an exercise price of $1.14 per share (120% of the aggregate offering price for a share of common stock and corresponding warrant) for a period of five years beginning on the closing date of this offering. The warrants do not allow for cashless exercise. Subject to compliance with any applicable securities laws, any portion of a warrant will be transferable upon surrender of the warrant. Holders of warrants issued in this offering will not be permitted to exercise those warrants for an amount of common stock that would result in the holder owning more than 19.99% of our common stock outstanding after the exercise.

Price to public:	$0.95 per share of common stock and corresponding warrant to purchase 0.40 of a share of common stock

Underwriting discount and commissions per share and corresponding warrant:	$0.057

Estimated net proceeds to EnteroMedics (after underwriting discounts and commissions and estimated offering expenses):	$12.0 million

Trade date:	February 22, 2013

Closing date:	February 27, 2013

Common stock outstanding after the offering based on 41,560,615 shares outstanding as of September 30, 2012:	55,330,615

Underwriter:	Craig-Hallum Capital Group LLC

Use of proceeds:	We intend to use the net proceeds of this offering to continue work toward regulatory approval of our product in the United States, for international commercialization efforts, for clinical and product development activities and for other working capital and general corporate purposes.

Risk Factors

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase securities in this offering, you will experience immediate dilution of $0.43 per share of common stock purchased based on a public offering price of $0.95 per share and corresponding warrant because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. See the section entitled “Dilution” in this prospectus supplement for a more detailed description of this dilution.

Our directors and executive officers hold a significant amount of our outstanding stock and could limit your ability to influence the outcome of key transactions, including changes of control.

Our executive officers and directors and entities affiliated with them beneficially own, in the aggregate (including options and warrants exercisable currently or within 60 days of September 30, 2012), approximately 29.7% of our outstanding common stock, and approximately 23.4% of our outstanding common stock immediately following the closing of this offering. Our executive officers, directors and affiliated entities, if acting together, could be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock. This concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Use of Proceeds

We estimate that the net proceeds to us from the sale of the securities offered by us in this offering will be approximately $12.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

A purchaser of our securities in this offering will be diluted to the extent of the difference between the price per share of our common stock and corresponding warrant in this offering and the net tangible book value per share of our common stock after this offering. As of September 30, 2012, our historical net tangible book value was $16.8 million, or $0.40 per share of common stock, based on 41,560,615 shares of our common stock outstanding at September 30, 2012. Our historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2012.

After giving effect to our sale in this offering of 13,770,000 shares of our common stock together with warrants to purchase 5,508,000 shares of our common stock at a public offering price of $0.95 per share and corresponding warrant and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2012 would have been $28.8 million, or $0.52 per share of our common stock. This amount represents an immediate increase of net tangible book value to our existing stockholders of $0.12 per share and an immediate dilution of $0.43 per share to the new investors purchasing securities in this offering. The following table illustrates this per share dilution:

Public offering price per share and corresponding warrant		$0.95
Historical net tangible book value per share at September 30, 2012	$0.40
Increase per share attributable to investors purchasing securities in this offering	$0.12

Net tangible book value per share, as adjusted to give effect to this offering		$0.52

Dilution per share to investors in this offering		$0.43

The above discussion and table are based on 41,560,615 shares outstanding as of September 30, 2012 and excludes:

21,493,883 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2012 at a weighted average exercise price of $2.59 per share;

7,879,730 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2012 at a weighted average exercise price of $3.28 per share;

4,355,007 shares of our common stock reserved for future issuance under our Amended and Restated 2003 Stock Incentive Plan as of September 30, 2012; and

5,508,000 shares of our common stock issuable upon the exercise of the warrants to be sold in this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of additional equity, the issuance of these shares could result in further dilution to our stockholders.

Underwriting

The underwriter named below has agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock and warrants to purchase up to the number of shares of common stock listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares and warrants if any are purchased, other than those shares and warrants covered by the over-allotment option we describe below. The underwriting agreement also provides that if the underwriter defaults, this offering of our securities may be terminated.

Underwriter	Number of Shares of Common Stock	Number of Shares of Common Stock Underlying Warrants

Craig-Hallum Capital Group LLC	13,770,000	5,508,000

The underwriter has advised us that it proposes to offer the shares of common stock and corresponding warrants to the public at an aggregate price of $0.95 per share and corresponding warrant. Each purchaser of a share of common stock will be required to purchase a corresponding warrant to purchase 0.4 of a share of common stock in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Craig-Hallum Capital Group LLC’s prospectus department at 222 South Ninth Street, Suite 350, Minneapolis, MN 55402 or by phone at (612) 334-6300.

This communication should be read in conjunction with the preliminary prospectus supplement dated February 21, 2013 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.